UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ProPetro Holding Corp.

Full Name of Registrant

N/A

Former Name if Applicable

1706 S. Midkiff

Address of Principal Executive Office (Street and Number)

Midland, TX 79701

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPetro Holding Corp. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”) by May 11, 2020, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 24, 2020 (the “Form 8-K”), the Audit Committee of the Company’s Board of Directors (the “Committee”), with the assistance of independent outside counsel and accounting advisors, has completed fact finding associated with its review of the matters previously disclosed in the Company’s Current Reports on Form 8-K filed with the SEC on August 8, 2019, October 9, 2019 and November 13, 2019. While the Committee has completed fact finding associated with its review, the Committee and management continue to provide information to the Company’s independent registered public accounting firm regarding the conclusions of the Committee’s review and the Company’s remediation plan.

The Committee and management have not identified to date any items that would require restatement of the Company’s previously reported balance sheets, statements of operations, statements of shareholders’ equity or statements of cash flows. However, the Committee’s internal review has identified a number of internal and disclosure control deficiencies. As a result, the Company’s management has to date concluded that there were multiple material weaknesses that resulted in the Company’s internal control over financial reporting and disclosure controls and procedures not being effective as of a prior date, certain of which existed as of December 31, 2018.  Accordingly, on November 13, 2019, the Company announced that investors should no longer rely on management’s report on internal control over financial reporting or the internal control over financial reporting opinion of the Company’s independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Annual Report”).  The Company expects to amend the 2018 Annual Report and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 in the future to reflect these conclusions.

The Company continues to evaluate the identified deficiencies and material weaknesses and provide its conclusions related thereto to its independent registered public accounting firm. Additionally, the new members of the Company’s management team who are responsible for certifying the accuracy of the Company’s financial information and the effectiveness of the Company’s disclosure controls and procedures require additional time in order to be in a position to certify amended, delinquent and future filings with the SEC.

The Company’s management continues to provide information to its independent registered public accounting firm in order to allow it to evaluate the sufficiency of the scope of the internal review and associated findings, as well as the Company’s proposed remediation plan.  Management is working to complete its preparation of quarterly and annual financial statements to allow its independent registered public accounting firm to perform quarterly reviews and an audit of the financial statements as of and for the year ended December 31, 2019.

In addition, as a result of, among other items, the impacts of the COVID-19 pandemic, crude oil supply and demand dislocations and uncertainty regarding the timing and extent of an economic recovery, the Company’s business (along with other energy-focused companies) experienced a sharp and significant decline in March 2020. Because of the potential near-term weakness in its financial results, the Company is assessing what impact, if any, these events may have on the carrying value of its assets. The Company expects to finalize its conclusions regarding impairment, if any, related to its assets in connection with the completion and filing of the Form 10-Q.

The Company cannot currently predict when the review and evaluation process described above will be completed. The Company continues to work diligently to become current in its filing obligations with the SEC as soon as reasonably practicable, and it currently expects to do so prior to the expiration of the additional trading period granted by the NYSE on July 15, 2020.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darin G. Holderness	432	688-0012
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The registrant has not filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019 and September 30, 2019 or its Annual Report on Form 10-K for the year ended December 31, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing impairment analysis, the Company will be unable to make a reasonable estimate of any changes in its results of operations or net income in the first quarter of 2020 as compared to the first quarter of 2019, except that the Company currently anticipates a significant decrease in revenues and net income for the first quarter of 2020 compared to the first quarter of 2019.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures.

Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. Such risks and uncertainties include those described in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, particularly the “Risk Factors” sections of such filings, and other filings with the SEC, including the Form 8-K. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse impact on it, including the ultimate outcomes of the Committee’s internal review, the SEC’s pending investigation and the pending shareholder litigation; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas; the current significant surplus in the supply of oil and actions by the members of the Organization of Petroleum Exporting Countries and other oil producing nations (collectively, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations; and uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere, which in turn will likely affect demand for crude oil and natural gas and therefore the demand for our services. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings made with the SEC from time to time that disclose risks and uncertainties that may affect the Company’s business. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25. ProPetro does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

ProPetro Holding Corp.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2020	By:	/s/ Darin G. Holderness
	Name:	Darin G. Holderness
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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